Ex99 (h)2(ii)

FIRST AMENDMENT TO THE

WINTERGREEN FUND, INC.

FUND ADMINISTRATION SERVICING AGREEMENT

THIS FIRST AMENDMENT, effective as of March 1, 2010, to the Fund Administration Servicing Agreement dated November 15, 2007, (the “Agreement”), is entered into by and between Wintergreen Fund, Inc., a Maryland corporation (the “Fund” or “Company”) and U.S. Bancorp Fund Services, LLC, a Wisconsin limited liability company (“USBFS”).

RECITALS

WHEREAS, the Company and USBFS have entered into the Agreement; and

WHEREAS, the Company and USBFS desire to amend the Agreement; and

WHEREAS, Section 10 of the Agreement allows for its amendment by mutual written consent of the parties.

NOW, THEREFORE, the parties do hereby agree as follows:

Section 3. Compensation, is superseded and replaced with the following:

Section 3. Compensation. USBFS shall be compensated for providing the services set forth in this Agreement in accordance with the fee schedule set forth on Exhibit A hereto (as amended from time to time). USBFS shall also be compensated for such out-of-pocket expenses (e.g., telecommunication charges, postage and delivery charges, and reproduction charges) as are reasonably incurred by USBFS in performing its duties hereunder. USBFS shall also be compensated for any increases in costs due to industry, regulatory or other applicable rules. Any such increases will be presented to the Company and approved by the Board of Directors. The Company shall pay all such fees and reimbursable expenses within 30 calendar days following receipt of the billing notice, except for any fee or expense subject to a good faith dispute. The Company shall notify USBFS in writing within 30 calendar days following receipt of each invoice if the Company is disputing any amounts in good faith. The Company shall pay such disputed amounts within 10 calendar days of the day on which the parties agree to the amount to be paid. With the exception of any fee or expense the Company is disputing in good faith as set forth above, unpaid invoices shall accrue a finance charge of 1 1/2% per month after the due date. Notwithstanding anything to the contrary, amounts owed by the Company to USBFS shall only be paid out of the assets and property of the particular Fund involved.

Section 10. Term of Agreement; Amendment is superseded and replaced with the following:

Section 10. Term of Agreement; Amendment. This Agreement shall become effective as of March 1, 2010 and will continue in effect for a period of one (1) year. This Agreement may be terminated by either party upon giving 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties. Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party. This Agreement may not be amended or modified in any manner except by written agreement executed by USBFS and the Company, and authorized or approved by the Board of Directors.

Section 12. Early Termination. This Section 12, pertaining to early termination fees, shall be deleted from the Agreement.

Exhibit A is superseded and replaced with Exhibit A attached hereto.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

WINTERGREEN FUND, INC.		U.S. BANCORP FUND SERVICES, LLC

By:	/s/ Steven Graff	By:	/s/ Joe D. Redwine
Name:	Steven Graff	Name:	Joe D. Redwine
Title:	Vice President	Title:	President

Exhibit A

to the

Fund Administration Servicing Agreement – Wintergreen Fund, Inc.

ANNUAL FEE SCHEDULE, March 1, 2010 *Fees are locked in for one year

Fund Administration

Global Equity & Fixed Income Funds

Annual fee based upon assets per Fund Complex*

    basis points on the first $     million

    basis point on the balance above $         million

Includes: Monthly fund performance reporting and AIS reporting

Plus out-of-pocket expenses, including but not limited to:

Postage, Stationery

Programming, Special Reports

Proxies, Insurance

EDGAR filing

Retention of records

Federal and state regulatory filing fees (Blue Sky)

Certain insurance premiums applicable to the Fund

Expenses from board of directors meetings

Auditing and legal expenses applicable to the Fund

Blue Sky conversion expenses (if necessary)

CCO Services - No Charge

Daily Compliance, Charles River - $         /year

Fees are billed monthly

Fund Accounting

Global Equity & Fixed Income Funds

Annual fee based upon assets per Fund Complex*

    basis points on the first $         million

    basis points on the balance above $         million

Pricing, corporate actions, and factor services (these fees are considered Out-of-pocket expenses):

•   $         Domestic and Canadian Equities

•   $         Options

•   $         Corp/Gov/Agency Bonds

•   $         CMO's

•   $         International Equities

•   $         Futures

•   $         International Bonds

•   $         Municipal Bonds

•   $         Money Market Instruments

•   $         /fund/month - Mutual Fund Pricing

•   $         /Fund/Day – Bank Loans

•   $         /Fund/Day – Credit Default Swaps

•   $         /Fund/Day – Basic Interest Rate Swaps

•   $         /Foreign equity Security/Month Corporate Actions

•   $         /month Manual Security Pricing (>__/day)

•   Factor Services (BondBuyer)

•   $         /CMO/month

•   $         /Mortgage Backed/month

Fair Value Services (FT Interactive)

$         on the first 100 securities per day

$         on the balance of securities per day

CCO Services - No Charge

* Subject to CPI increase, Milwaukee MSA. CPI is being reset with this amended Agreement.

* Subject to CPI increase, Milwaukee MSA CPI is being reset with this amended Agreement.

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